

April 20, 2012

Via E-mail
Richard A. Montoni
Chief Executive Officer
Maximus, Inc.
11419 Sunset Hills Road
Reston, VA 20190

> **Re: Maximus, Inc.**
> **Form 10-K for Fiscal Year Ended September 30, 2011**
> **Filed November 14, 2011**
> **Form 8-K**
> **Filed February 6, 2012**
> **File No. 1-12997**

Dear Mr. Montoni:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended September 30, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

1.   We note your disclosure in Note 18 on page 49 that undistributed earnings of foreign subsidiaries are indefinitely reinvested in the operations of such subsidiaries. We also note your disclosure that approximately 60% of cash and cash equivalents are held in overseas locations, and accordingly, there *may be* adverse tax consequences on its use in the United States. Please revise your disclosure to clarify, if true, that the Company would need to accrue and pay taxes if this cash is repatriated and the Company does not intend to repatriate the funds. Refer to Item 303(a)(1) of Regulation S-K.

Notes to Consolidated Financial Statements, page 34
Note 1. Business and Summary of Significant Accounting Policies, page 34

2.   Please tell us your consideration of providing accounting policy disclosure regarding leases, including your accounting for escalation clauses based upon the operating cost of the facility and the consumer price index. Please also tell us your consideration of disclosing the amount of contingent rentals each period pursuant to ASC 840-20-50-1.

(d) Revenue Recognition, page 34

3.   We note your disclosure that for certain fixed-price contracts, you recognize revenue based on costs incurred using estimates of total expected contract revenue and costs to be incurred. Please tell us the basis in GAAP for your accounting with reference to the specific provisions in GAAP upon which you relied. Based on your disclosure, it appears you are applying the percentage-of-completion method of revenue recognition as described in ASC 605-35. If this is the case, please be sure to address in your response why you believe your long-term service contracts are within the scope of the guidance in ASC 605-35 applicable to Construction-Type and Production-Type Contracts.

4.   As it relates to your accounting for contracts with multiple deliverables, please tell us how your policy of allocating arrangement consideration to deliverables based on relative fair values is consistent with the guidance in ASC 605-25-30-2 through 30-5. Please also tell us your consideration of providing all of the disclosures listed in ASC 605-25-50-2 for each similar type of multiple element arrangement.

Note 4. Earnings Per Share, page 39

5.   Based on your disclosures in note 15, we understand that holders of restricted stock units receive dividend equivalent payments. Please clarify whether the unvested restricted shares contain nonforfeitable rights to dividend equivalent payments. If so, please tell us how your basic and diluted per share computations are consistent with the two-class method described in ASC 260-10-45-60B.

Item 9A. Controls and Procedures, page 54
Evaluation of Disclosure Controls and Procedures, page 54

6.   We note that your description of disclosure controls and procedures in the second sentence under this subheading does not conform to the definition set forth in Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Please revise your disclosure to either describe your controls and procedures using the full definition set forth in the applicable rules or simply omit the definition and refer to the applicable rules. Also, please tell us whether management's conclusion regarding effectiveness as of September 30, 2011 is based on the full definition of disclosure controls and procedures.

Form 8-K Filed February 6, 2012

Exhibit 99.1

7.   We note your disclosure of the non-GAAP measures of free cash flow and projected adjusted diluted earnings per share. Please note that Instruction 2 to Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by 10(e)(1)(i) of Regulation S-K, including a reconciliation to the directly comparable GAAP measure for each non-GAAP measure presented and explain why you believe the measures provide useful information to investors regarding your financial condition and results of operations. Please revise accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or Robyn Manuel, Staff Accountant, at (202) 551-3823 if you have questions regarding our comments. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief